UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                               SEABRIDGE GOLD INC.
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                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    811916105
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                                 (CUSIP Number)

                             Robert A. Grauman, Esq.
                              Baker & McKenzie LLP
                           1114 Avenue of the Americas
                                New York NY 10036
                                 (212) 626-4100

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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                October 29, 2009
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811916105
--------------------------------------------------------------------------------
     1.  Names of Reporting Persons.

         FCMI FINANCIAL CORPORATION
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     2.  Check the Appropriate Box if a Member of a Group
         (See Instructions)                                            (a)   [ ]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions)
         WC

--------------------------------------------------------------------------------
     5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization

         ONTARIO, CANADA
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                       7.  Sole Voting Power

                           -0-
                       ---------------------------------------------------------
Number of              8.  Shared Voting Power
Shares
Beneficially               8,556,232
Owned by               ---------------------------------------------------------
Each                   9.  Sole Dispositive Power
Reporting
Person With                -0-
                       ---------------------------------------------------------
                       10. Shared Dispositive Power

                           8,556,232
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person

         8,556,232
--------------------------------------------------------------------------------
     12. Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]
--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)

         22.8%
--------------------------------------------------------------------------------
     14. Type of Reporting Person

         CO

CUSIP No. 811916105
--------------------------------------------------------------------------------
     1.  Names of Reporting Persons.

         PAN ATLANTIC BANK AND TRUST LIMITED
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     2.  Check the Appropriate Box if a Member of a Group
         (See Instructions)                                            (a)   [ ]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions)
         WC

--------------------------------------------------------------------------------
     5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization

         BARBADOS
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                       7.  Sole Voting Power

                           -0-
                       ---------------------------------------------------------
Number of              8.  Shared Voting Power
Shares
Beneficially               8,001,232
Owned by               ---------------------------------------------------------
Each                   9.  Sole Dispositive Power
Reporting
Person With                -0-
                       ---------------------------------------------------------
                       10. Shared Dispositive Power

                           8,001,232
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person

         8,001,232
--------------------------------------------------------------------------------
     12. Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]
--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)

         21.3%
--------------------------------------------------------------------------------
     14. Type of Reporting Person

         CO

CUSIP No. 811916105
--------------------------------------------------------------------------------
     1.  Names of Reporting Persons.

         ALBERT D. FRIEDBERG
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     2.  Check the Appropriate Box if a Member of a Group
         (See Instructions)                                            (a)   [ ]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions)
         AF, PF

--------------------------------------------------------------------------------
     5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization

         CANADA
--------------------------------------------------------------------------------
                       7.  Sole Voting Power

                           21,700
                       ---------------------------------------------------------
Number of              8.  Shared Voting Power
Shares
Beneficially               9,055,752
Owned by               ---------------------------------------------------------
Each                   9.  Sole Dispositive Power
Reporting
Person With                21,700
                       ---------------------------------------------------------
                       10. Shared Dispositive Power

                           9,055,752
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person

         9,077,452
--------------------------------------------------------------------------------
     12. Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [X]
--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)

         24.1%
--------------------------------------------------------------------------------
     14. Type of Reporting Person

         IN

CUSIP No. 811916105
--------------------------------------------------------------------------------
     1.  Names of Reporting Persons.

         NANCY FRIEDBERG
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     2.  Check the Appropriate Box if a Member of a Group
         (See Instructions)                                            (a)   [ ]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions)
         PF

--------------------------------------------------------------------------------
     5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization

         CANADA
--------------------------------------------------------------------------------
                       7.  Sole Voting Power

                           30,000
                       ---------------------------------------------------------
Number of              8.  Shared Voting Power
Shares
Beneficially               21,700
Owned by               ---------------------------------------------------------
Each                   9.  Sole Dispositive Power
Reporting
Person With                30,000
                       ---------------------------------------------------------
                       10. Shared Dispositive Power

                           21,700
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person

         51,700
--------------------------------------------------------------------------------
     12. Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]
--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)

         0.1%
--------------------------------------------------------------------------------
     14. Type of Reporting Person

         IN

CUSIP No. 811916105
--------------------------------------------------------------------------------
     1.  Names of Reporting Persons.

         FRIEDBERG GLOBAL-MACRO HEDGE FUND LTD.
--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group
         (See Instructions)                                            (a)   [ ]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions)
         WC

--------------------------------------------------------------------------------
     5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization

         CAYMAN ISLANDS
--------------------------------------------------------------------------------
                       7.  Sole Voting Power

                           -0-
                       ---------------------------------------------------------
Number of              8.  Shared Voting Power
Shares
Beneficially               477,820
Owned by               ---------------------------------------------------------
Each                   9.  Sole Dispositive Power
Reporting
Person With                -0-
                       ---------------------------------------------------------
                       10. Shared Dispositive Power

                           477,820
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person

         477,820
--------------------------------------------------------------------------------
     12. Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]
--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)

         1.3%
--------------------------------------------------------------------------------
     14. Type of Reporting Person

         IC

CUSIP No. 811916105
--------------------------------------------------------------------------------
     1.  Names of Reporting Persons.

         FRIEDBERG MERCANTILE GROUP LTD.
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     2.  Check the Appropriate Box if a Member of a Group
         (See Instructions)                                            (a)   [ ]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions)
         AF

--------------------------------------------------------------------------------
     5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization

         CANADA
--------------------------------------------------------------------------------
                       7.  Sole Voting Power

                           -0-
                       ---------------------------------------------------------
Number of              8.  Shared Voting Power
Shares
Beneficially               477,820
Owned by               ---------------------------------------------------------
Each                   9.  Sole Dispositive Power
Reporting
Person With                -0-
                       ---------------------------------------------------------
                       10. Shared Dispositive Power

                           477,820
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person

         477,820
--------------------------------------------------------------------------------
     12. Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]
--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)

         1.3%
--------------------------------------------------------------------------------
     14. Type of Reporting Person

         IA

The Statement on Schedule 13D dated and filed April 1, 2009 (the "Statement"), filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada ("FCMI"), Pan Atlantic Bank and Trust Ltd., a Barbados company ("PABTL"), Ms. Nancy Friedberg, an individual, and Mr. Albert
D. Friedberg, an individual, relating to the common stock, $0.001 par value (the "Common Shares"), of Seabridge Gold Inc., a Canadian corporation (the "Issuer"), is hereby amended with respect to the items set forth below in this Amendment No. 1. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended by the addition of each of Friedberg Global-Macro Hedge Fund Ltd., a Cayman Island Company ("Global-Macro Fund") and Friedberg Mercantile Group Ltd., a Canadian corporation ("FMG") as a "Filing Person" with respect to the Schedule 13D. Global-Macro Fund and FMC are referred to collectively with FCMI, PABTL, Mr. Friedberg and Ms. Friedberg, as the "Filing Persons".

The following sets forth certain  information  regarding  Global-Macro  Fund and
FMG:

Global-Macro Fund. Global-Macro Fund is an open-ended private investment company incorporated as an exempted company under the laws of the Cayman Islands. Global-Macro Fund is a multi-strategy fund whose investment objective is to seek significant total investment returns, consisting of a combination of interest income, currency gains and capital appreciation by investing in four discrete groups of investments: (i) long positions in fixed income securities; (ii) long and short positions in equity securities; (iii) currency forwards and futures contracts and options thereon; and (iv) commodity forwards and futures contracts and options thereon, and other over-the-counter traded derivatives instruments. Global-Macro Fund generally invests directly through managed accounts and indirectly through private investment funds. The registered office address of Global-Macro Fund is Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands.

The sole director of Global-Macro Fund is FCMI Corporate Services (Cayman) Ltd. ("FCMI Corporate"). FCMI Corporate is an exempted company incorporated under the laws of the Cayman Islands and is a wholly owned subsidiary of FMG. The directors of FCMI Corporate are Mr. Friedberg, Mr. Robert Bourque and Mr. Richard Crawshaw. For certain biographical and other information regarding Messrs. Friedberg and Bourque, see Item 2 of the Filing Persons' Schedule 13D as originally filed. Mr. Crawshaw serves as a director of FCMI Corporate and is also a non-executive director of a number of offshore mutual funds, investment management companies and special purpose vehicles. Prior to his retirement in 2005, Mr. Crawshaw was employed by the Cayman Islands Stock Exchange, most recently as Deputy Chief Executive Officer and Head of Listing. Mr. Crawshaw's address is P.O. Box 10763, 17 Silver Thatch Drive, George Town, Grand Cayman KY1-1007, Cayman Islands. He is a citizen of the United Kingdom and the Cayman Islands.

The sole manager of Global-Macro Fund is FCMI Financial Services (Cayman) Ltd. ("FCMI Services"). As manager, FCMI Services provides or arranges for the provision of, accounting, secretarial and administrative services to Global-Macro Fund. FCMI Services is an exempted company incorporated under the laws of the Cayman Islands and is a wholly-owned subsidiary of FMG. FCMI Services holds a restricted mutual fund administrator's license to serve as "mutual fund administrator" to Global-Macro Fund (and certain other affiliated funds) pursuant to the Mutual Funds Law (as amended) of the Cayman Islands. The board of directors of FCMI Services is currently composed of Messrs. Friedberg and Fenig.

FMG: FMG is the investment advisor to Global-Macro Fund. FMG currently serves as portfolio manager, investment advisor and/or commodity trading advisor to many Canadian and Cayman Islands-based private and public investment funds and commodity pools, including Global-Macro Fund, The First Mercantile Currency Fund, The Friedberg Currency Fund, The Friedberg Foreign Bond Fund and Friedberg Asset Allocation Fund. FMG is one of the largest independent securities, futures and foreign currency brokers in the Canadian financial services industry. FMG is a leading Canadian broker and investment management firm providing a full range of financial and investment services to individual, corporate and institutional clients worldwide. FMG operates in all major international markets, and is a member firm of the Investment Industry Regulatory Organization of Canada, the Canadian Investor Protection Fund and all Canadian exchanges. FMG currently serves as administrator or sub-administrator of several private and public investment funds operated or managed by its affiliates. FMG's business address is 181 Bay Street, Suite 250, Toronto, Ontario, Canada M5J 2T3.

Mr. Friedberg is the controlling shareholder and Director and President of FCMI Parent Co., a Nova Scotia (Canada) corporation which, in turn, is the controlling shareholder of FMG. The board of directors of FMG presently consists of four persons, including Messrs. Friedberg and Fenig, who are also the President and the Chief Financial Officer and Vice President, respectively, of FMG. For certain biographical and other information regarding Messrs. Friedberg and Fenig, see Item 2 of the Filing Persons' Schedule 13D as originally filed. The principal occupation or employment of each of the other directors and the officers of FMG listed below is serving in the capacity or capacities for FMG set forth next to their respective names, which they conduct at the address for FMG set forth in Item 2 of this Schedule 13D (Amendment No. 1). Mr. Gordon is a citizen of the United States and a resident of Canada. Each of the other persons listed below is a citizen of Canada.

               NAME                           POSITION(S) WITH FMG
         ----------------                  ---------------------------

         Fuerh C. Tang                     Vice President of FMG
         Daniel A. Gordon                  Vice President and Director
         Enrique Zauderer                  Vice President and Director
         Michael Y.D. Ng                   Vice President
         David T. Lam                      Vice President

During the last five years, none of the Filing Persons and to their knowledge, none of the directors or officers of FCMI, PABTL, Global-Macro Fund or FMG has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was any of them a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended by the addition of the following information:

The aggregate purchase price for the shares of Common Stock beneficially owned directly by Global-Macro Fund was US$11,321,830.00. Global-Macro Fund utilized funds derived from gains on its investment portfolio to acquire the shares of Common Stock reported in this Schedule 13D (Amendment No. 1). In addition, Global-Macro Fund utilized extensions of credit in margin accounts which it maintains in the ordinary course of its investment activities and which are secured by collateral, including a portion of the shares of the Issuer's Common Stock reported herein. Funds derived from working capital and margin credit extended to Global-Macro Fund may also in the future be used for the purchase of additional shares of Common Stock.

The aggregate purchase price for the additional shares of Common Stock beneficially owned directly by Ms. Friedberg and reported in this Schedule 13D (Amendment No. 1) was US$841,866.00. Ms. Friedberg acquired the additional shares beneficially owned by her and reported in this Schedule 13D (Amendment No. 1) utilizing personal funds.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

Global-Macro Fund acquired the Common Stock beneficially owned by it on the date of this Schedule 13D (Amendment No. 1), and Ms. Friedberg acquired the additional shares of Common Stock beneficially owned by her and reported in this
Schedule 13D (Amendment No. 1), for investment, in the ordinary course of business, and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer, except insofar as the Filing Persons may be deemed to be a "group" with in the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended and Rule 13d-5(b) thereunder. For information regarding prior acquisitions of Common Stock by Global-Macro Fund and by other funds affiliated with FCMI and managed by FMG, see the Schedule 13D as originally filed.

Item 4 of the Schedule 13D is hereby further amended by amending and restating the last two paragraphs of Item 4 to read in full as follows:

As part of the Filing Persons' continuing evaluation of, and preservation of the value of, their investment in the securities of the Issuer, the Filing Persons may engage in discussions with and submit inquiries to and may respond to inquiries from, various persons, including, without limitation, the Issuer's Board of Directors, management, other shareholders of the Issuer and other relevant parties, concerning matters with respect to the Issuer and the Filing Persons' investment in the Issuer's securities, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Consistent with such objectives, Mr. Fenig became a director of the Issuer prior to April 20, 2004. Mr. Fenig stepped down from the Issuer's board in June 2007. Depending on various factors, including the Issuer's financial position and strategic direction, the outcome of the matters referenced above, actions taken by the Issuer's Board of Directors, the market price of the Common Stock, other investment opportunities available to the Filing Persons, conditions in the securities and commodities markets, general economic and industry conditions and, in the case of Global-Macro Fund, its development of additional portfolio strategies, its reduction or elimination of investments on one or more of its portfolio strategies, changes in the allocation of assets among its portfolio strategies and relative weightings among its portfolio strategies, the Filing Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in Item 4 of Schedule 13D and may, from time to time, acquire or cause affiliates to acquire additional Common Stock of the Issuer, dispose of some or all of their Common Stock of the Issuer or cause affiliates to dispose of some or all of their Common Stock of the Issuer, and/or continue to hold the Common Stock of the Issuer.

Except as described herein, the Filing Persons do not have (and, prior to the filing of this Schedule 13D, did not have) any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filing Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended by the addition of the following information:

The table below shows purchases of the Issuer's Common Stock made by Global-Macro Fund during the 60 days preceding the filing of this Schedule 13D (Amendment No. 1). All purchases were made in open market transactions on the NYSE Amex Stock Exchange. All prices shown are in U.S. dollars.

            Date         No. Shares       Price/share        Total
         ----------     ------------      -----------     -----------

          10/19/09           200,000      $   26.0492     $ 5,209,840
          10/20/09            60,000          25.4274       1,525,644
          10/21/09            40,000          25.5135       1,020,540
          10/29/09            79,100          20.1238       1,591,793
          10/30/09            93,650          19.9688       1,870,078
          11/02/09             5,070          20.5000         103,935

In addition, on June 5, 2009, Ms. Friedberg purchased 30,000 shares of the Issuer's Common Stock at a purchase price of US$28.0622 per share, in an open market purchase on the NYSE Amex Stock Exchange.

Except for Global-Macro Fund's purchases of a total of 477,820 shares of the Issuer's Common Stock as set forth above, none of the Filing Persons has effected any transactions in the Issuer's Common Stock in the 60 days preceding the filing of this Schedule 13D (Amendment No. 1).

Item 5 of the Schedule 13D is hereby further amended by deleting the last two paragraphs of Item 5 and the table accompanying the last two paragraphs, and replacing the deleted information with the following:

On the date of this Schedule 13D (Amendment No. 1), the Filing Persons are the beneficial owners of, in the aggregate, 9,107,452 shares of Common Stock, representing 24.2% of the Issuer's outstanding Common Stock. The Filing Persons' percentage beneficial ownership has been computed as a percentage of 37,598,685 shares of Common stock outstanding, as reported by the Issuer in its Report on Form 6-K furnished to the Securities and Exchange Commission on November 13, 2009. The number of shares and the percentage of the Issuer's Common Stock beneficially owned by each Filing Person is as follows:

                         SHARES DIRECTLY     PERCENTAGE     SHARES OWNED   PERCENTAGE OWNED
NAME                          OWNED        DIRECTLY OWNED   BENEFICIALLY     BENEFICIALLY
---------------------    ---------------   --------------   ------------   ----------------

PABTL ...............       8,001,232           21.3%          8,001,232         21.3%
FCMI ................         555,000            1.5%          8,556,232(1)      22.8%
Nancy Friedberg .....          51,700            0.1%             51,700(2)       0.1%
Global-Macro Fund ...         477,820            1.3%            477,820          1.3%
FMG .................               0              0%            477,820(3)       1.3%
Albert Friedberg ....          21,700            0.1%          9,077,452(4)      24.1%

---------------------
(1)  Includes 8,001,232 shares owned directly by PABTL.
(2) Includes 21,700 shares held in a retirement account for the benefit of Ms. Friedberg and 30,000 shares owned directly by Ms. Friedberg.
(3)  Represents 477,820 shares owned by Global-Macro Fund.
(4) Includes 8,001,232 shares owned directly by PABTL, 555,000 shares owned directly by FCMI, 43,400 shares held in a retirement account (21,700 shares for the benefit of each of Mr. Friedberg and Ms. Friedberg) and 477,820 shares owned by Global-Macro Fund. Excludes 30,000 shares owned directly by Ms. Friedberg, the wife of Mr. Friedberg, with respect to which Mr. Friedberg disclaims beneficial ownership.

All shares reported as beneficially owned by FCMI, PABTL, Nancy Friedberg, Global-Macro Fund, FMG and Albert D. Friedberg are presently outstanding. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Stock beneficially owned by FCMI and FMG. By virtue of his control of FCMI, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, PABTL. In addition, as the indirect controlling person of FMG, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned directly by Global-Macro Fund, for which FMG serves as investment manager and exercises investment discretion. Except for such beneficial ownership by Albert D. Friedberg, none of the directors or officers of FCMI or PABTL beneficially own any Common stock.

In addition, the following directors and officers of FMG own the Issuer's Common Stock in the amounts indicated:

                       Name                  No. Shares
                 ----------------            -----------

                 Daniel A. Gordon              40,600
                 Enrique Zauderer               2,000
                 David Lam                      5,400
                 Fuerh C. Tang                 44,214

Each of the persons listed in the foregoing table acquired his or her shares with personal funds, for investment.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Except as described in Item 3 of the Schedule 13D as  originally  filed,  and in
Item 3 of this Schedule 13D (Amendment No. 1) with respect to margin accounts maintained by PABTL, FCMI and Global-Macro Fund, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) presently in effect among the Filing Persons or between any of the Filing Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

The following document is filed as an exhibit to this Schedule 13D. The Joint Filing Agreement filed as Exhibit 99.2 to this Schedule 13D (Amendment No. 1) supersedes and replaces the agreement previously filed as Exhibit 99.1 to the
Schedule 13D.

EXHIBIT       AGREEMENT
-------       ------------------------------------------------------------------

99.2          Joint Filing Agreement dated November 18, 2009

                                   Signatures

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2009

                                     FCMI FINANCIAL CORPORATION

                                     By: /s/ Henry Fenig
                                         ---------------------------------------
                                     Name:   Henry Fenig
                                     Title:  Executive Vice President

                                     PAN ATLANTIC BANK AND TRUST LIMITED

                                     By: /s/ Robert Bourque
                                         ---------------------------------------
                                     Name:   Robert Bourque
                                     Title:  Managing Director

                                     FRIEDBERG GLOBAL-MACRO HEDGE FUND LTD.

                                          By: FCMI CORPORATE SERVICES (CAYMAN)
                                              LTD., Sole Director

                                          By:  /s/ Albert Friedberg
                                               ---------------------------------
                                          Name:    Albert Friedberg
                                          Title:   Director

                                     FRIEDBERG MERCANTILE GROUP LTD.

                                     By: /s/ Henry Fenig
                                         ---------------------------------------
                                     Name:   Henry Fenig
                                     Title:  Chief Financial Officer and Vice
                                             President

                                     ALBERT D. FRIEDBERG, INDIVIDUALLY

                                     /s/ Albert D. Friedberg
                                     -------------------------------------------
                                     Name: Albert D. Friedberg

                                     NANCY FRIEDBERG, INDIVIDUALLY

                                     /s/ Nancy Friedberg
                                     -------------------------------------------
                                     Name: Nancy Friedberg